ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT ("Agreement") is made as of the ____ day of ____________, 2001 by and between Quality Business Solutions, Inc., d/b/a QBS, a Minnesota corporation, ("Buyer") and Health Outcomes Management, Inc., a Minnesota corporation, ("Seller").

RECITALS:

  Seller owns various health care software products and certain other assets associated with the various health care software products, and utilizes these assets in the business (the "Business").
  Seller desires to sell and Buyer desires to purchase certain assets of the Business on the terms and conditions contained herein.
  Buyer has delivered a check for Ten Thousand Dollars ($10,000) to the Seller as an Earnest Money Deposit.

AGREEMENT:

NOW, THEREFORE, the parties agree as follows:

  Purchase and Sale of Assets.   Buyer hereby agrees to buy, and Seller agrees to sell, assign, transfer and deliver to Buyer all of Seller's right, title and interest in and to Seller's assets utilized, directly or indirectly, in the operation of the Business, including all of Seller's right, title and interest in and to the Seller's various health care software products worldwide in all forms of expression, including but not limited to, the source code, object code, flow charts and all related documentation; and all copyrights, trade secrets, rights and intellectual property contained therein, office furniture and equipment, customer lists, trademarks (including rights associated with the Nursing Home Software Product), the tradenames DataMed and Data Med, any and all rights to the tradename "Health Outcomes Management, Inc." upon termination of its use by the Seller, an exclusive license (the "License") as set forth in Exhibit G to use the tradename "Health Outcomes Management, Inc." for purposes associated with the Business, goodwill, phone numbers and listings, catalogs, marketing materials, brochures and all contract rights (the "Assets") as listed on Exhibit A hereto.

  Excluded Assets.   The Assets shall not include any of the assets listed on Exhibit B hereto (collectively, the "Excluded Assets").

  Purchase Price.   The total purchase price for the Assets hereunder ("Purchase Price") shall be Three Hundred Thousand and No/100ths Dollars ($300,000.00) and shall be payable to Seller by the Buyer as follows:

    One Hundred Sixty Two Thousand Five Hundred Dollars ($162,500.00) in cash or certified funds at the Closing Date, with credit for the Ten Thousand Dollars ($10,000) Earnest Money Deposit.

    One Hundred Thirty-Seven Thousand Five Hundred Dollars ($137,500.00) shall be deposited into an account (the "Closing Escrow Account") pursuant to the terms of a Closing Escrow Agreement as the attached Exhibit C (the "Closing Escrow Agreement").

  Assumed Liabilities.   Buyer shall not assume any liabilities, obligations, taxes of any kind, whether state or federal, or any other undertakings of Seller of any kind or nature whatsoever, except as specifically provided herein. Seller shall pay all of its liabilities, including any and all amounts owing to the employees of Seller, including any accrued or unpaid wages, accrued vacation or any other accrued or unpaid employee benefits, including any withholding or other applicable taxes, whether state or federal, with respect thereto. Seller shall be responsible for the payment of any sales or use taxes assessable with respect to the transfer of the Assets contemplated by this Agreement. At the Closing, pursuant to an Assignment and Assumption Agreement in the same form as the attached Exhibit D (the "Assignment and Assumption Agreement"), the Buyer shall assume and agree to perform and discharge only the specifically enumerated obligations and liabilities of the Seller, which shall include certain customer contracts, as stated in the Assignment and Assumption Agreement.

  Premises.   The Buyer shall be entitled to use, on or after the Closing Date, the Seller's leased premises located at 2331 University Avenue S.E. in Minneapolis, MN (the "Premises") and "Other Services" supplied with the Premises. The Buyer shall pay to the Seller a monthly fee of Three Thousand Three Hundred Seventy-Six and no/100th Dollars ($3,376.00), payable in advance on the 1st day of each month. "Other Services" include telephone service, electronic and digital cable services, photocopy machine usage, postage meter usage and similar items. The Buyer may, upon providing not less than 30 days prior written notice to the Seller, remove its assets and personnel from the Premises at anytime after the Closing Date which shall relieve the Buyer of the payment of the monthly fee due after the expiration of the 30 day notice period; provided, however, the Buyer must terminate the use of the Premises and "Other Services" and must remove all of its assets and personnel from the Premises by December 15, 2001.

  Allocation of Purchase Price.   The Purchase Price shall be allocated among the Assets as agreed to by the Buyer and Seller and as set forth on Exhibit E to this Agreement. The parties hereto agree to this allocation as a reasonable reflection of the Agreement and shall execute and file appropriate IRS Form 8594 consistent with the terms hereof. Each party covenants, warrants and represents not to assert, in connection with any tax return, audit or other similar proceeding, any allocation of the Purchase Price which differs from the allocation as shown on Exhibit E attached hereto.

  Proration of Expenses, Revenues and Receipts.   All operating revenues, lock box receipts and expenses of the Business shall be adjusted and prorated as of the opening of business on the Closing Date, and the Seller shall be responsible for or entitled to (as applicable) amounts allocable with respect to periods prior to the Closing Date, and Buyer shall be responsible for or entitled to (as applicable) amounts allocable with respect to periods on and after the Closing Date. Seller and Buyer will jointly calculate the proration of expenses, lock box receipts and revenues as of the Closing Date, fifteen (15) days after the Closing Date and for each of the three calendar months following the Closing Date within five (5) days after the end of each such period. In addition, the Buyer will provide the Seller with a daily accounting of the lock box receipts within five (5) days after the end of each period following the Closing Date. Seller or Buyer as appropriate, will pay the other party the amount of the lock box receipts and revenues, net of expenses, owed to the other party based on their joint calculation for the period.

  Representations and Warranties of Seller.   Seller represents and warrants that the following are true on the date hereof and shall be true as of the Closing Date (as if made at the Closing), and shall survive the Closing:

    Organization and Authority.   Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, has all requisite corporate power and authority to own its properties and assets including, without limitation, the Assets, and to conduct the Business as it is now being conducted. The execution and delivery of this Agreement has been approved by the Board of Directors of the Seller.

    Authorization of Agreement and Enforceability.   Seller has secured the approval of its Board of Directors authorizing the execution, delivery and performance of this Agreement and the Seller has secured Voting Agreements in the form as set forth in Exhibit I ("Voting Agreement") from its holders of not less than fifty percent (50%) of the issued and outstanding voting stock of Seller. Any other person required by law or by its Articles of Incorporation or Bylaws to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby has been secured.

    Title to Assets.   Seller holds title to the Assets free and clear of all liens; except for two security interests in the Assets held by Peter Zugschwert ("Zugschwert"), UCC File #2111580 and #2217312. Seller shall obtain a release of the security interests from Zugschwert by providing a Form UCC-3 as set forth on Exhibit F, (the "Form UCC-3"). All Assets are free and clear of all mortgages, liens, charges, encumbrances, equities, pledges, security interests, conditional sales contracts, leasehold interests or claims of any nature whatsoever as of the Closing Date.

    Marketable Title.   Seller has good and marketable title to the Assets, including copyright and trademarks, and has all necessary rights to enter into this Agreement without violating any other agreement or commitment of any sort. Further, the Assets do not infringe or constitute a misappropriation of any trademark, patent, copyright, trade secret or other proprietary right of any third party and Buyer's use, modification, sale, licensing and/or distribution of the health care software products shall not violate any rights of any kind or nature of any third party.

    Equipment.   All of the furniture, fixtures, and equipment included as part of the Assets in this Agreement are transferred "as is." Seller hereby assigns to Buyer as of the Closing Date, to the extent assignable, any and all warranties covering such property existing as of the Closing Date.

    Customer Lists.   The customer lists as set forth on Exhibit 8(f) hereto includes all of the customer accounts and the amounts billed to the customers in the previous month before the Closing Date.

    Customer Accounts.   Seller makes the following representations and warranties regarding the Customer Accounts:

      All Customer Accounts listed in Exhibit 8(f) are presently in effect and all of the Customer Accounts, including, but not limited to license agreements, software licensing agreements or software support, service and installation agreements, are transferred to Buyer, and each Customer Account has been serviced by the Seller within the last month prior to the Closing Date. Seller does not represent or warrant that any consents from Customers on the transfer of their Account, whether required or not, have been received.

      Seller has collected no deposits from any Customer and owes no funds to any Customer related to any such deposit, subject to the proration of receipts in Section 7 of this Agreement.

      Seller is not aware of any software products and software codes installed by Seller or provided by Seller to Customer that are, as of the Closing Date, not in good working order and condition. All such software products and software codes conform in all material respects to the contracts pursuant to which they were installed and, to the best of Seller's knowledge, after reasonable investigation, in no case has any installation been made by Seller which at the time of installation was in violation of any applicable law, code or regulation.

    Lock Box.   Seller has a lock box at Associated Bank in Minneapolis, Minnesota, which the Seller uses to collect its customer receipts. Subject to the consent of Associated Bank, Seller will, as of the Closing Date, transfer the Seller's right to receive funds from the lock box to the Buyer, subject to the proration of receipts in Section 7 of this Agreement.

    Significant Customers.   No significant customer of Seller has indicated at the Closing Date to Seller that it intends to cease doing business with Seller or in any way materially alter the amount of business currently conducted with Seller.

    Laws, Regulations, Licenses and Permits.   To the best of the Seller's knowledge, Seller has complied with all applicable laws, statutes, orders, rules, regulations and requirements promulgated by governmental or other authorities relating to the Business or the Assets except where non-compliance would not have material adverse effects on the Business. Seller has not received any notice of any sort of alleged violation of any such statute, order, rule, regulation or requirement. To the best of the Seller's knowledge, Seller possesses all necessary permits, license approvals and notifications, governmental or otherwise, necessary for the operation of the Business except where non-compliance would not have material adverse effects on the Business.

    Absence of Undisclosed Liabilities.   Seller is not aware of any liabilities or obligations of any nature, whether secured or unsecured, disclosed or undisclosed, accrued, absolute, contingent or otherwise, whether due or to become due, that would, individually or in the aggregate, materially affect the Assets, or the business, financial condition, or prospects of Seller. All debts, liabilities and obligations incurred after the last issued Financial Statements have been incurred in the ordinary course of business, and are usual and ordinary in amount both individually and in the aggregate.

    Taxes.

      Tax Returns.   Seller has timely and properly filed all federal, state, local and foreign tax returns, including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment, which were required to be filed. Seller has paid or made adequate provision in reserves reflected in the financial statements which are included in the financial information for the payment of all taxes, including interest and penalties, and withholding amounts owed by it or assessable against it. All such tax returns are true, complete and correct. No tax deficiencies have been proposed or assessed against Seller and, to the best of Seller's knowledge upon due inquiry, there is no basis in fact for the assessment of any tax or penalty tax against it.

      Tax Liens.   The Seller is not aware of any tax liens on any property or assets of Seller.

    Financial Statements.   Buyer has accessed Seller's Financial Statements and other public information supplied by Seller in accordance with the reporting requirements imposed by the Securities and Exchange Commission and available on EDGAR at the website EDGAR.com or FREEEDGAR.com. The Financial Statements are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of prior years, and fairly present the financial position of Seller as of the date on the Financial Statements.

    Trademarks, Trade Names, Copyrights, Etc.   Seller does not know of any asserted infringement by Seller of any trademark, servicemark, trade name or copyright of another; Seller has no reason to believe that Seller is infringing a valid and enforceable trademark, servicemark, trade name or copyright of another; Seller has clear record title to the trademark registrations and applications therefor, copyright registrations and applications as owned by it and has the right to use all trade names enumerated therein; Seller has not entered into any agreements, contracts or licenses that would impair its right to license the trademarks, servicemarks, trade names and copyrights as owned by it; Seller has no reason to believe that any trademarks, servicemarks, trade names or copyrights used by Seller are, or are claimed to be, invalid.

    Employees.   Buyer has had an opportunity to talk with Seller's employees about the proposed sale of the Assets and its effect upon them. Buyer shall be under no obligation to hire any of Seller's employees. As of the Closing Date, Seller will terminate its employment of those employees to whom the Buyer makes offers of employment. Seller will be responsible for all wages and other benefits of each employee through the Closing Date.

    Employee Plans.   Seller does not and will not have any unfunded liability for services rendered prior to the Closing Date under any employee benefit plans and the Buyer will not incur any liability under any such plans as a result of the consummation of the transactions contemplated hereby.

    Litigation and Other Proceedings.   There are no lawsuits, administrative proceedings, governmental investigation or arbitration pending or, to the knowledge of Seller threatened against or relating to Seller or the Assets or the transactions contemplated by this Agreement that would individually or in the aggregate, materially affect the Assets or the business, financial condition, or prospects of Seller, except for arbitration currently underway with a customer regarding AIM software sold to the customer by the Seller. Seller will be liable for and pay all judgments that result from this arbitration. Seller is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

    No Breach.   Neither the execution nor the delivery of this Agreement, nor the consummation of the transactions herein contemplated, will:

      Violate the Articles of Incorporation, as amended, or Bylaws, as amended, of Seller.

      Conflict with or result in a breach or default of any term or provision of, or invalidate or given any other party any rights of acceleration, cancellation or termination with respect to any note, indenture, mortgage, deed of trust, security agreement, license agreement or other agreement or instrument to which Seller is a party or by which Seller is bound or to which its properties are subject.

      Violate any law or order, rule, regulation, writ, injunction or decree of any government, governmental instrumentality or court having jurisdiction over Seller or any of its assets or right; or

      Result in the creation or imposition of any lien, charge or encumbrance of any kind whatsoever, on any such assets or rights other than those created or imposed by this Agreement.

  Representations and Warranties of Buyer.   Buyer hereby represents and warrants that the following shall be true as of the date hereof and as of the Closing Date (as if made at the Closing), and shall survive the Closing:

    Organization.   Buyer is a corporation, duly organized, validly existing in good standing under the laws of the State of Minnesota and has all requisite power and authority to own its properties and conduct the business in which it is presently engaged.

    Authority.   Buyer has all requisite power and authority, including the approval of its Board of Directors, to execute, perform, and carry out the provisions in this Agreement.

  Conduct Pending Closing.   From the date hereof up to the Closing Date, Seller shall carry on the Business diligently, only in the ordinary course of business and in the same manner as heretofore conducted by Seller and will keep and maintain the Assets in good and safe repair and condition consistent with past practices.

  Legal, Accounting and Broker's Fees.   All other legal fees, accounting fees and broker fees, if any, and the expenses of any other services rendered or incurred relating to this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring the same.

  Conditions to Obligations of Buyer to Proceed on the Closing Date.   The obligations of Buyer to proceed on the Closing Date shall be subject to the satisfaction (or waiver by the Buyer in writing), on or prior to the Closing, of all of the following conditions:

    Voting Agreement.   Seller shall have obtained agreements in writing from holders of not less than fifty percent (50%) of the issued and outstanding voting stock of Seller to the effect that such holders will vote in the manner as provided by Zugschwert, in his capacity as President of Seller, on the approval of the sale of the Assets to Buyer.

    Representations, Covenants.   All representations and warranties of Seller shall be true and correct as of the Closing as if made on that date; and all covenants of the Seller to be performed prior to or as of the Closing shall have been performed. The Seller shall also sign a Non-Solicitation Agreement in the same form as the attached Exhibit J , (the "Non-Solicitation Agreement").

    Review of Records of the Business.   Buyer shall have had the opportunity prior to the Closing Date to review the business records of the Business and Buyer shall not have discovered during such review any substantial liabilities relating to the Business that were not previously disclosed to Buyer.

    Employees.   Buyer shall have the right to talk with Seller's employees about the proposed sale of the Assets and its effect upon them at any time before Closing. Buyer shall be under no obligation to hire any of Seller's employees.

  Closing.   The closing of the transactions contemplated by this Agreement ("Closing") shall be held at the offices of Moss & Barnett, a Professional Association, 4800 Wells Fargo Center, Minneapolis, MN 55402, within ten (10) days of the date the Seller and/or Peter J. Zugschwert provide the Buyer with Voting Agreements for the required number of issued and outstanding voting stock pursuant to Section 12(a) herein or such later date or time or such other place as the parties may mutually agree upon (the "Closing Date"). At the Closing, Seller shall deliver to Buyer a "Bill of Sale" for the Property in the form attached to this Agreement as Exhibit H, as well as all other instruments, bills of sale, trademark assignments, satisfactions, certifications, and documents necessary to properly effect the transfer of the Assets in accordance with the terms of this Agreement.

  Indemnification.   Seller shall for a period of one (1) year after the Closing Date, defend, indemnify and hold harmless Buyer, its successors, assigns, affiliates, licensees and sublicensees, and the respective officers, directors, agents and employees, from and against any action, suit, claim, damages, liability arising out of or in any way connected with any breach of any representation or warranty made by Seller herein. Buyer shall give Seller prompt notice of any such claim or of any threatened claim.

  Termination.

    Termination.   This Agreement may be terminated and the transactions completed herein may be abandoned after the date of this Agreement, but no later than the Closing Date.

      By mutual written consent of all parties hereto;

      By Buyer if the conditions in Section 12 hereof have not been met and have not been waived in writing by the party seeking to terminate on or before the Closing Date; or

      By Seller if the conditions in Section 9 hereof have not been met and have not been waived in writing by the party seeking to terminate on or before the Closing Date.

    Termination Post-Closing by Buyer or Seller.   In addition, the sale of the Assets may be rescinded by Buyer or Seller, by written notice to the other, on and after April 30, 2002 and prior to June 30, 2002 (the "Post-Closing Termination Period") in the event that the shareholders of Seller have not approved the sale of the Assets on or before April 30, 2002. Seller covenants that it shall cause a meeting of shareholders to be held on or before such date and that approval of the sale of Assets to Buyer shall be presented to the shareholders for action at such meeting. The Post-Closing Termination Period may be extended by mutual agreement between the Seller and Buyer.

    If the sale of the Assets is rescinded by Buyer or Seller, Seller shall return the Purchase Price as stated in Section 3(a) hereof with interest accrued at the Prime Rate of Wells Fargo and Co. for the period from February 1, 2002 through the date of the return of the Purchase Price to Buyer, upon receipt of the Purchase Price by Buyer, Buyer shall return all Assets (including replacements, accessions, and proceeds that are in substitution for the Assets) to Seller. The date of the return of Purchase Price and Assets between the Buyer and Seller shall be the "Rescission Date" for purposes of this Section 15. In addition, the License shall terminate automatically as of the Rescission Date. The Buyer and Seller shall pro rate the expenses, revenue and receipts as of the Rescission Date in accordance with Section 7 hereof, except that the Closing Date within that Section shall be replaced with "Rescission Date." The Buyer shall be entitled and responsible for any expenses, revenues and receipts before the Rescission Date and the Seller shall be entitled to and responsible for any expenses, revenues and receipts after the Rescission Date. The Buyer shall, as of the Rescission Date, transfer to Seller the rights to the Lock Box as previously provided to the Buyer in Section 8(h) hereto.

    Within 10 days after the Rescission Date, each party shall return all documents and materials which have been furnished by or on behalf of the other party. Each party hereby covenants that it will not disclose to any person or entity any confidential or proprietary information about the other party or any information about the Assets or the Business. In addition, the Buyer shall not use any information or provide any services to clients of the Business obtained by it during the period from the Closing Date through the Rescission Date for any pecuniary business gain or purpose.

    Return of Purchase Price.   In the event of the termination or abandonment of the Agreement pursuant to Section 15(a) hereto, the Seller shall return the Purchase Price including the Earnest Money Deposit receive by the Seller as provided in Section 3(a) hereof. In addition, the Buyer and Seller shall notify the Escrow Agent of the Rescission of this Agreement so as to facilitate the release of the Escrow Account (the "Escrow Agent Notice"). In the event this Agreement is terminated pursuant to Section 15(a)(3) hereof, Seller shall retain the Purchase Price payment as provided in Section 3(a) hereof.

  Miscellaneous Provisions.

    Counterparts.   This Agreement may be executed in counterparts with the same effect as if the signatures thereto were on the same instrument. This Agreement shall be effective and binding upon all parties hereto when all parties have executed a counterpart of this Agreement.

    Notices.   Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given, when received, if delivered by hand, telegram, telex or telecopy, and, when deposited, if placed in the mails for delivery by express mail, postage prepaid, addressed to the appropriate party. Addresses may be changed by written notice given pursuant to this paragraph, however, any such notice shall not be effective, if mailed, until three (3) working days after depositing in the mails or when actually received, whichever occurs first.

    Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, nothing in this Agreement is to be construed as an authorization or right of any party to assign its rights or delegate its duties under this Agreement without the prior written consent of the other party hereto.

    Entire Agreement.   This Agreement, together with the exhibits hereto and the related written agreements specifically referred to herein, represents the only agreement among the parties concerning the subject matter hereof and supersedes all prior agreements whether written or oral, relating thereto.

    Modification and Waiver.   No purported amendment, modification or waiver of any provision hereof shall be binding unless set forth in a written document signed by all parties (in the case of amendments or modifications) or by the party to be charged thereby (in the case of waivers). Any waiver shall be limited to the circumstance or event specifically referenced in the written waiver document and shall not be deemed a waiver of any other term hereof or of the same circumstance or event upon any recurrence thereof.

    Governing Law.   This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Minnesota.

    Survival of Representations, Warranties and Agreements.   For a period of one (1) year after the Closing Date, all covenants, representations, warranties and agreements made by the parties hereunder shall survive the Closing Date, the delivery of the Assets, and the dissolution and liquidation of any party hereto and remain effective regardless of any investigation at any time, whether before or after the date of this Agreement, made by or on behalf of any party or of any information any party may obtain or have, whether before or after the date of this Agreement, in respect thereof and regardless of any non-exercise by a party of any rights hereunder.

    Further Assurances.   Each of the parties shall do all such acts and things and shall execute and deliver, or cause to be executed and delivered, all such documents, instruments and agreements as may be necessary or desirable to give effect to the provisions of and intent of this Agreement.

    No Waiver; Remedies Cumulative.   No failure on the part of a party hereto to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. Remedies herein provided are cumulative and not exclusive of any remedies provided by law.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in the manner appropriate to each, to be effective as of the day and year first above written.

BUYER:

Quality Business Solutions, Inc., a Minnesota corporation

By:   /s/ Thomas Tagtmeyer
     Thomas Tagtmeyer, President

SELLER:

Health Outcomes Management, Inc., a Minnesota corporation

By:      /s/ Peter Zugschwert
     Peter Zugschwert, President